EXHIBIT 4.1
MEDTRONIC, INC.
CAPITAL ACCUMULATION PLAN
DEFERRAL PROGRAM
(as restated October 19, 2005 generally effective January 1, 2005)

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Section 11.3 Notices	22

Section 11.4 Nonalienation	22

Section 11.5 Tax Liability	22

Section 11.6 Captions	22

Section 11.7 Applicable Law	22

Section 11.8 Invalidity of Certain Provisions	23

Section 11.9 No Other Agreements	23

Section 11.10 Incapacity	23

Section 11.11 Payment Made as Soon as Administratively Reasonable	23

Section 11.12 Electronic Media	23

SCHEDULE A — Minimum Compensation Level of Sales Force Members Considered to be Executives Under the Plan

SCHEDULE B — Crediting Rate

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MEDTRONIC, INC.
CAPITAL ACCUMULATION PLAN
DEFERRAL PROGRAM
(as restated October 19, 2005 generally effective January 1, 2005)
     Medtronic, Inc. (the “Company”) established this Medtronic, Inc. Capital Accumulation Plan Deferral Program (the “Plan”) for the benefit of the Executives of the Company and certain of its Affiliates, effective January 1, 1989. The Plan has been amended and restated from time to time since its establishment. The most recent restatement was effective November 1, 1998. Since that restatement the Plan has been amended to effect certain changes, one of which is the inclusion of the Company’s outside directors as individuals eligible to participate. The Company hereby again restates the Plan to incorporate the amendments made to the Plan since the last restatement, comply with the requirements of Code Section 409A and reflect certain other changes in the design and operation of the Plan.
     This restatement applies, generally, to amounts deferred under the Plan on or after January 1, 2005. This restatement also amends the payment provisions of the Plan with respect to amounts deferred under the Plan prior to and during the 2005 Plan Year.
     In the case of Participants who are employees, the Plan is intended to be (and shall be construed and administered as) an employee benefit pension plan under the provisions of ERISA, which is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly-compensated employees, as described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.
     The Plan is not intended to be qualified under Section 401(a) of the Code. The Plan, as restated herein, is subject to, and intended to comply with, Section 409A of the Code and has been prepared in reliance on IRS Notice 2005-1 and the Proposed Regulations issued under Section 409A of the Code on October 4, 2005. To the extent that this restatement changes the payment terms of amounts previously deferred under the Plan, such changes are intended to comply, and be made in accordance, with the transition rules set forth in IRS Notice 2005-1, as modified by the above-mentioned Proposed Regulations, which allow changes in payment terms for previously deferred amounts.
     The obligation of the Company to make payments under the Plan constitutes an unsecured (but legally enforceable) promise of the Company to make such payments and no person, including any Participant or Beneficiary under the Plan, shall have any lien, prior claim or other security interest in any property of the Company as a result of the Plan.

     ARTICLE 1. DEFERRED COMPENSATION ACCOUNT
     Section 1.1. Establishment of Account. The Company shall establish one or more Accounts for each Participant which shall be utilized solely as a device to measure and determine the amount of deferred compensation to be paid under the Plan.
     Section 1.2. Property of Company. Any amounts set aside for benefits payable under the Plan are the property of the Company, except, and to the extent, provided in the Trust.
     ARTICLE 2. DEFINITIONS, GENDER, AND NUMBER
     Section 2.1. Definitions. Whenever used in the Plan, the following words and phrases shall have the meanings set forth below unless the context plainly requires a different meaning, and when a defined meaning is intended, the term is capitalized.
     2.1.1. “Account” means a bookkeeping account established by the Company on its books and records to record and determine the benefits payable to a Participant or Beneficiary under the Plan. The Company shall establish a separate Account on behalf of a Participant for:
     (a) Each Deferral Election Agreement entered into by the Participant pursuant to Section 4.1.1, termed an “Elective Deferral Account;”
     (b) Each Company Contribution made on the Participant’s behalf pursuant to Section 4.1.2, termed a “Company Contribution Account;” and
     (c) Each deferral of Stock Units made by the Participant under the Plan as in effect prior to the Restatement Effective Date, as described in Article 6 herein; termed a “Deferred Stock Unit Account.”
     The Committee may establish any number of sub-accounts on behalf of a Participant or Beneficiary as the Committee considers necessary or advisable for purposes of maintaining a proper accounting of amounts to be credited under the Plan on behalf of a Participant or Beneficiary.
     2.1.2. “Affiliate” or “Affiliates” means any corporation that is a member of a controlled group of corporations (as defined in Section 414(b) of the Code) which includes the Company and any trade or business (whether or not incorporated) which is under common control (as defined in Section 414(c) of the Code) with the Company.

     2.1.3. “Base Salary” of a Participant for any period means the Participant’s total salary and wages from all Affiliates for such period, including any amount which would be included in the definition of Base Salary, but for the individual’s election to defer some of his or her salary pursuant to the Plan or any other deferred compensation plan established by an Affiliate; but excluding disability pay any other remuneration paid by Affiliates, such as overtime, incentive compensation, stock options, distributions of compensation previously deferred, restricted stock, allowances for expenses (including moving, travel expenses, and automobile allowances), and fringe benefits whether payable in cash or in a form other than cash. In the case of an individual who is a participant in a plan sponsored by an Affiliate that is described in Section 401(k), 125 or 132(f) of the Code, the term Base Salary shall include any amount that would be included in the definition of Base Salary but for the individual’s election to reduce his or her salary and have the amount of the reduction contributed to or used to purchase benefits under such plan. In the case of a Director, the term “Base Salary” shall mean the Director’s annual retainer, meeting fees, and any other amounts payable to the Director by the Company for services performed as a Director, excluding any amounts distributable under the Plan or amounts not paid in cash.
     2.1.4. “Beneficiary” or “Beneficiaries” means the persons or trusts designated by a Participant in writing pursuant to Section 5.4.1(c) of the Plan as being entitled to receive any benefit payable under the Plan by reason of the death of a Participant, or, in the absence of such designation, the persons specified in Section 5.4.1(d) of the Plan.
     2.1.5. “Board” means the Board of Directors of the Company as constituted at the relevant time.
     2.1.6. “Code” means the Internal Revenue Code of 1986, as amended from time to time and any successor statute. References to a Code section shall be deemed to be to that section or to any successor to that section.
     2.1.7. “Committee” means the Committee or individual appointed by the Compensation Committee of the Board (or any person or entity designated by the Committee) to administer the Plan pursuant to Section 9.4. Until and unless changed by the Board, the Vice President of Compensation and Benefits shall serve as the Committee.
     2.1.8. “Company” means Medtronic, Inc. and its successors and assigns, by merger, purchase or otherwise.

     2.1.9. “Compensation” with respect to a Participant for any period means the sum of such Participant’s Base Salary and Incentive Compensation for such period.
     2.1.10. “Deferral Election Agreement” means the agreement described in Section 4.1.1 in which the Participant designates the amount of his or her Compensation, if any, that he or she wishes to contribute to the Plan and acknowledges and agrees to the terms of the Plan.
     2.1.11. “Director” means a member of the Board who is not an employee of the Company.
     2.1.12. “Elective Deferral” means a contribution to the Plan made by a Participant pursuant to a Deferral Election Agreement that the Participant enters into with the Company. Elective Deferrals shall be made according to the terms of the Plan set forth in Section 4.1.1.
     2.1.13. “Enrollment Period” means the period designated by the Company during which a Deferral Election Agreement may be entered into with respect to an Eligible Employee’s Compensation as described in Section 4.1.1. Generally, the Enrollment Period must end no later than the end of the calendar year before the calendar year in which the services giving rise to the Compensation to be deferred are performed. As described in Section 4.1.1, an exception is made to this requirement for individuals who first become eligible to participate in the Plan, and may be made in the case of Elective Deferrals from certain types of Incentive Compensation considered to be Performance-Based Compensation, as determined by the Committee from time to time.
     2.1.14. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and any successor statute. References to an ERISA section shall be deemed to be to that section or to any successor to that section.
     2.1.15. “Event” means an event of change in control of the Company, as defined in the Trust.
     2.1.16. “Executive” means any United States employee who is: (a) an Officer or a Vice President of the Company; (b) a member of the Sales Force of a Participating Affiliate whose Compensation for the Participating Affiliate’s fiscal year ending immediately prior to the date on which he or she first enters into a Deferral Election Agreement equals or exceeds the dollar amount set forth on Schedule A, hereto, which schedule may be revised from time to time by the Company’s Chief Executive Officer in his or her discretion; or (c) any individual designated as eligible to participate in the Plan by the Company’s Chief Executive Officer. Notwithstanding the preceding sentence, in order for an employee to be an “Executive,” he or she must be considered to be a member of a select group of management or highly compensated employees, within the meaning of Sections 201(2), 301(3), and 401(a)(1) of ERISA and rules established by the Committee. The Company may make such projections or estimates as it deems desirable in applying the eligibility requirements, and its determination shall be conclusive.
     2.1.17. “Incentive Compensation,” of a Participant for any period, means the total remuneration of the Participant from all Affiliates for the period under the various incentive compensation programs maintained by Affiliates, including, but not limited to, commissions, the cash portion of the Medtronic, Inc. 2003 Long-term Incentive Plan (or any successor thereto) and any amount that would be included in the definition of Incentive Compensation but for the individual’s election to defer some or all of his or her Incentive Compensation pursuant to the Plan or any other deferred compensation plan established by an Affiliate, but excluding any other type of remuneration paid by Affiliates, such as Base Salary, overtime, stock options, distributions of compensation previously deferred, restricted stock, allowances for expenses (including moving expenses, travel expenses, and automobile allowances), and fringe benefits whether payable in cash or in a form other than cash. The Committee shall designate from time to time those items of a Participant’s Compensation deemed to be Incentive Compensation.
     2.1.18. “Officer or Vice President” means an employee who is either elected by the Board or appointed by the Company’s Chief Executive Officer to such position.
     2.1.19. “Participant” means an individual who is eligible to participate in the Plan and who has satisfied the requirements set forth in Section 3.2.
     2.1.20. “Participating Affiliate” or “Participating Affiliates” means the Company and such Affiliates as may be designated by the Chief Executive Officer of the Company, or his designee, from time to time.
     2.1.21. “Performance-Based Compensation,” of a Participant for a period, means Incentive Compensation of the Participant for such period where the amount of, or entitlement to, the Incentive Compensation is contingent on the satisfaction of pre-established organizational or individual performance criteria relating to a performance period of at least 12 consecutive months in which the Participant performs services. Organizational or individual performance criteria are considered pre-

established if established in writing by not later than 90 days after the commencement period of service to which the criteria relates, provided that the outcome is substantially uncertain at the time the criteria are established. Performance-based compensation may include payment based on performance criteria that are not approved by the Board or the Compensation Committee of the Board or by the stockholders of the Company.
     2.1.22. “Plan” means the “Medtronic, Inc. Capital Accumulation Plan Deferral Program” as set forth herein and as amended or restated from time to time.
     2.1.23. “Plan Year” means each January 1 through December 31.
     2.1.24. “Qualified Domestic Relations Order” has the same meaning as in Section 414(p) of the Code.
     2.1.25. “Restatement Date” means January 1, 2005, the effective date of this restatement.
     2.1.26. “Retirement,” of a Participant who is an Executive, means the Participant’s Separation from Service on or after the earlier of: (a) the last day of the calendar month in which he or she attains age 62; or (b) the last day of the calendar month in which he or she attains age 55 and has completed at least ten Years of Service. For these purposes, a “Year of Service” shall have the same meaning as in the Company’s qualified retirement plans, as they may be amended from time to time, as applied to vesting. In the case of a Director, “Retirement” shall mean the Participant’s Separation from Service for any reason.
     2.1.27. “Sales Force” means employees of Participating Affiliates whose primary employment responsibilities involve selling the products manufactured by Participating Affiliates.
     2.1.28. “Separation from Service” or “Separate from Service,” with respect to a Participant, means the Participant’s separation from service with all Affiliates, within the meaning of Section 409A(a)(2)(A)(i) of the Code and the regulations thereunder. Solely for these purpose, a Participant who is an Executive will be considered to have a Separation from Service when the Participant dies, retires, or otherwise has a termination of employment with all Affiliates. The employment relationship is treated as continuing intact while the Participant is on military leave, sick leave, or other bona fide leave of absence (such as temporary employment by the government) if the period of such leave does not exceed six months, or if longer, so long as the individual’s rights to reemployment with the Company or any Affiliate is provided either by statute or by contract. If the period of leave exceeds six months and the individual’s right to reemployment is not provided either by statute or contract, the employment relationship is deemed to terminate on the first date immediately following such six-month period. Whether a termination of employment has occurred is based on the facts and circumstances. A Director is considered to have a Separation from Service when he or she ceases to perform services for the Company as a Director and the Company does not then anticipate that the Director will continue to perform services for the Company as a Director or employee.
     2.1.29. “Specified Employee” means a “key employee” (as defined in Section 416(i) of the Code without regard to Section 416(i)(5)) of the Company. For purposes hereof, an employee is a key employee if the employee meets the requirements of Section 416(1)(A)(i), (ii) or (iii) of the Code (applied in accordance with the regulations thereunder and disregarding Section 416(i)(5)) at any time during the 12-month period ending on April 30. If a person is a key employee as of this identification date, the person is treated as a Specified Employee for the 12-month period beginning on the first day of the fourth month following the identification date.
     2.1.30. “Stock” means the Company’s common stock $.10 par value per share (as such par value may be adjusted from time to time).
     2.1.31. “Stock Unit” means a notational unit representing the right to receive a share of Stock.
     2.1.32. “Trust” means the Medtronic, Inc. Compensation Trust Agreement Number Two, as may be amended from time to time.
     Section 2.2. Gender and Number. Except as otherwise indicated by context, masculine terminology used herein also includes the feminine and neuter, and terms used in the singular may also include the plural.
     ARTICLE 3. PARTICIPATION
     Section 3.1. Who May Participate. Participation in the Plan is limited to Executives and Directors.
     Section 3.2. Time and Conditions of Participation. An Executive or Director shall become a Participant only upon his or her compliance with such terms and conditions as the Committee may from time to time establish for the implementation of the Plan, including, but not limited to, any condition the Committee may deem necessary or appropriate for the Company to meet its obligations under the Plan.

     Section 3.3. Termination and Suspension of Participation. Once an individual has become a Participant in the Plan, participation shall continue until the first to occur of: (a) payment in full of all benefits to which the Participant or Beneficiary is entitled under the Plan; or (b) the occurrence of an event specified in Section 3.4 which results in loss of benefits. Except as otherwise specified in the Plan, the Company may not terminate an individual’s participation in the Plan; provided, however, that if the Committee, in its discretion, determines that it is likely that a Participant would not be considered to be a member of a select group of management or highly compensated employees, within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, for any period, the Committee may require that no contributions be made to the Plan by or on behalf of such Participant during such period.
     Section 3.4. Missing Persons. Each Participant and Beneficiary entitled to receive benefits under the Plan shall be obligated to keep the Company informed of his or her current address until all Plan benefits that are due to be paid to the Participant or Beneficiary have been paid to him or her. If the Company is unable to locate the Participant or a Beneficiary for purposes of making a distribution, the amount of the Participant’s benefits under the Plan that would otherwise be considered as nonforfeitable shall be forfeited effective one year after: (a) the last date a payment of said benefit was made, if at least one such payment was made; or (b) the first date a payment of said benefit was directed to be made by the Company pursuant to the terms of the Plan, if no payments have been made. If such person is located after the date of such forfeiture, the benefits for such Participant or Beneficiary shall not be reinstated hereunder.
     Section 3.5. Relationship to Other Plans. Participation in the Plan shall not preclude participation of the Participant in any other fringe benefit program or plan sponsored by an Affiliate for which such Participant would otherwise be eligible.
      ARTICLE 4. ENTRIES TO ACCOUNT
     Section 4.1. Contributions
     4.1.1. Deferrals. A Participant may elect to reduce his or her Compensation for a Plan Year and have the amount of the reduction contributed to the Plan on the Participant’s behalf as an Elective Deferral. A Participant wishing to make an Elective Deferral under the Plan for a Plan Year shall enter into a Deferral Election Agreement during the Enrollment Period immediately preceding the Plan Year. A separate Deferral Election Agreement must be entered into for each Plan Year that a Participant wishes to make Elective Deferrals under the Plan. The Committee may require that a Participant enter into a separate Deferral Election Agreement for Base Compensation and Incentive Compensation that he or she wishes to defer and, if the Participant is eligible to receive more than one type of Incentive Compensation, that he or she enter into a separate Deferral Election Agreement for each type of Incentive Compensation he or she is eligible to receive.

     In order to be effective, the Deferral Election Agreement must be completed and submitted to the Company at the time and in the manner specified by the Committee, which may be no later than the last day of the Enrollment Period. The Company shall not accept Deferral Election Agreements entered into after the end of the Enrollment Period.
     Notwithstanding anything in the preceding paragraph to the contrary, for the Plan Year in which an individual first becomes eligible to participate in the Plan, he or she may enter into a Deferral Election Agreement within 30 days after he or she first becomes eligible. In order to be effective, the Deferral Election Agreement must be completed and submitted to the Committee on or before the 30-day period has elapsed. The Committee shall not accept Deferral Election Agreements entered into after the 30-day period has elapsed. If the eligible individual fails to complete a Deferral Election Agreement by such time, he or she may enter into a Deferral Election Agreement during any succeeding Enrollment Period in accordance with the rules described in the preceding paragraph. For Compensation that is earned based upon a specified performance period (for example an annual bonus) where a Deferral Election Agreement is entered into in the first year of eligibility but after the beginning of the service period, the Deferral Election Agreement will be deemed to apply to Compensation paid for services performed subsequent to the date the Deferral Election Agreement is entered into if the Deferral Election Agreement applies to the portion of the Compensation equal to the total amount of the Compensation for the service period multiplied by the ratio of the number of days remaining in the performance period after the election over the total number of days in the performance period.
     Except as specified in the last sentence of the preceding paragraph and in the following paragraph, a Deferral Election Agreement will be effective to defer Compensation earned after the Deferral Election Agreement is entered into, and not before.
     Deferral Election Agreements for Base Salary and Incentive Compensation other than Performance-Based Compensation, shall be completed and submitted to the Company at the time described above that is ordinarily applicable to Deferral Election Agreements (subject to the exception for individuals who are newly eligible to participate). Deferral Election Agreements for Incentive Compensation that is Performance-Based Compensation shall be completed and submitted to the Company no later than six months before the end of the performance period for the Incentive Compensation. The Committee shall determine from time to time whether an item of Incentive Compensation is considered Performance-Based Compensation for these purposes.
     Each Deferral Election Agreement shall specify the amount of Compensation the Participant wishes to have deducted from his or her

Compensation and contributed to the Plan by type and percentage or dollar amount, subject to the following rules:
     (a) Base Compensation. Each Participant may elect to make an Elective Deferral under the Plan for each Plan Year in an amount equal to any whole percentage or dollar amount not in excess of 50% (100% in the case of a Participant who is a Director) of his or her Base Compensation (determined on a pay period basis).
     (b) Incentive Compensation. Each Participant may elect to make an Elective Deferral under the Plan for each Plan Year in an amount equal to any whole percentage or dollar amount not in excess of 100% of his or her Incentive Compensation.
     (c) Minimum Elective Deferral. The Committee may from time to time establish a minimum amount that may be deferred by a Participant pursuant to this Section 4.1.1 for any Plan Year.
     The Company shall establish an Elective Deferral Account for each Elective Deferral Agreement entered into by a Participant, and if more than one type of Compensation is deferred under a Deferral Election Agreement, for each separate type of Compensation deferred. Elective Deferrals made under the Elective Deferral Agreement shall be credited to the Account as soon as administratively reasonable after the Compensation would have been paid to the Participant had the Participant not elected to defer it under the Plan.
     In general, a Deferral Election Agreement shall become irrevocable as of the last day of the Enrollment Period applicable to it. However, if a Participant incurs an “unforeseeable emergency,” as defined in Section 5.4.5(b), or becomes entitled to receive a hardship distribution pursuant to Treas. Reg. Sec. 1.401(k)-1(d)(3) after the Deferral Election Agreement otherwise becomes irrevocable, the Deferral Election Agreement shall be cancelled as of the date on which the Participant is determined to have incurred the unforeseeable emergency or becomes eligible to receive the hardship distribution and no further Elective Deferrals will be made under it.
     Notwithstanding anything in this Section 4.1.1 to the contrary, in all events a Participant’s remaining Compensation, after all Elective Deferrals, must be sufficient to enable the Company to withhold from the Participant’s pay: (a) any amounts necessary to satisfy withholding requirements under applicable tax law; and (b) the amount of any contributions that the Participant may be required to make or may have elected to make under the Company’s various benefit plans.

     At the time a Participant enters into a Deferral Election Agreement, the Participant shall, as part of such agreement, elect the time, and if applicable the form, of distribution of the Elective Deferral Account or Accounts corresponding to the Deferral Election Agreement in accordance with Section 5.1.
     4.1.2. Company Contributions
     (a) The Company may, in its discretion, make a contribution to the Plan from time to time on behalf of a Participant equal to all or a portion of amounts that would have been contributed on behalf of the Participant under other benefit plans of the Company if the Participant had not entered into a Deferral Election Agreement under the Plan.
     (b) More generally, the Company may make a contribution to an Account under the Plan on behalf of one or more Executives or Directors in such amount and at such time and based upon such criteria as the Company, in its sole and absolute discretion, deems appropriate or desirable.
     The Company shall establish a separate Company Contribution Account for each Participant for each contribution made by the Company on the Participant’s behalf pursuant to this Section 4.1.2. The Company Contribution shall be credited to this Account at the time and in the manner specified by the Committee. At the time a Company Contributions Account is established, the Company shall specify the time and manner in which it will be distributed to the Participant.
     Section 4.2. Crediting Rate. The Committee shall designate the manner in which a Participant’s Elective Deferral Accounts and Company Contribution Accounts are to be credited with gains and losses as described on Schedule B hereto, which Schedule may be amended from time to time in the Committee’s discretion. If the Committee designates specific investment funds to serve as an index for crediting gains and losses to such Accounts: (a) the Participant shall be entitled to designate which such fund or funds shall be used to measure gains and losses on such Accounts, and to change such designation in accordance with rules established by the Committee (in which case, such change shall be effective prospectively); (b) the Accounts will be credited with gains and losses as if invested in such fund or funds in accordance with the Participant’s designation and the rules established by the Committee; and (c) the Committee may, in its sole discretion, eliminate any investment fund or funds previously designated by it, substitute a new investment fund or funds therefore, or add an investment fund or funds, at any time. If the Committee makes any such investment funds available for this purpose, the Company shall have no obligation to actually invest any amounts in any such investment funds.

     Section 4.3. Vesting. Each Elective Deferral Account will be fully vested immediately. Each Company Contribution Account will vest in the manner specified by the Company at the time the Company Contribution Account is established.
     ARTICLE 5. DISTRIBUTION OF ACCOUNTS
     Section 5.1. Distribution of Elective Deferrals Accounts
     5.1.1. Time of Distribution. A Participant shall be entitled to elect whether distribution of an Elective Deferral Account shall begin at: (a) a specified future date, which must be at least five years after the Plan Year to which the Deferral Election Agreement applies; or (b) the Participant’s Retirement. If the Participant elects to have distribution commence at a specified future date, the distribution commencement date must be specified in his or her Deferral Election Agreement in which case distribution will commence to the Participant as soon as administratively reasonable following the specified date. If the Participant elects to have distributions commence at his or her Retirement, distribution will commence to the Participant as soon as administratively reasonable following his or her Retirement. If the Participant does not specify the distribution commencement date of an Elective Deferral Account, the Participant will be deemed to have elected to have distribution of the Elective Deferral Account commence at his or her Retirement.
     5.1.2. Form of Distribution. If a Participant elects to have distribution of an Elective Deferral Account commence at a specified date, the Elective Deferral Account will be distributed to the Participant in a lump sum. If the Participant elects to have distribution of an Elective Deferral Account commence at Retirement, distribution will be made in monthly installments over a period of 15 years. Notwithstanding the preceding sentence, for Plan Years commencing on or after January 1, 2006, a Participant who elects to have distribution of an Elective Deferral Account commence at Retirement shall also elect the form of distribution from those specified below. The permitted forms of distribution are:
     (a) lump sum; or
     (b) monthly installments over five, ten or 15 years.
     Further, any Participant who has not Separated from Service prior to November 1, 2005, and who has entered into a Deferral Election Agreement prior to that time may enter into an amended election during the Plan Year ending December 31, 2005 (the “2005 Payment Election”) under which the Participant may change the date on which distribution of the Account established under the Deferral Election Agreement is to commence, consistent with Section 5.5.1, and if distribution is to commence at Retirement, the form of payment, consistent with the forms set forth above in this Section 5.1.2. The 2005 Payment Election shall be completed and submitted to the Company at the time and in the manner specified by the Committee. If a Participant fails to complete and submit a 2005 Payment Election with respect to an Elective Deferral Account to the Company at the time and in the manner specified by the Committee, distribution of the Account shall be made to the Participant: (i) if the Participant had elected in his or her Deferral Election Agreement to receive the Account at a specified date pursuant to clause (a) of Section 5.1.1, in a lump sum on the specified date, subject to Section 5.3 and 5.4; and (ii) if the Participant had elected in his or her Deferral Election Agreement to commence distribution of the Account at Retirement, in the form of monthly installments over a period of 15 years commencing at Retirement, subject to Sections 5.3 and 5.4.
     Section 5.2. Distribution of Company Contribution Account. Distribution to a Participant of a Company Contribution Account shall be made at the time and in the manner specified by the Company at the time the Company Contribution Account is established pursuant to Section 4.1.2, subject to Sections 5.3 and 5.4.
     Section 5.3. Subsequent Election to Change Payment Terms. A Participant may modify a Deferral Election Agreement, and the distribution terms specified by the Company with respect to a Company Contribution Account, to postpone the distribution commencement date and, in the case of an Account whose distribution is scheduled to commence at Retirement, change the form of distribution to another form permitted under Section 5.1.2. In order to be effective, the requested modification must: (a) be in writing and be submitted to the Company at the time and in the manner specified by the Committee; (b) not take effect for at least 12 months from the date on which it is submitted to the Company; (c) in the case of an Account whose distribution is scheduled to commence at a specified date pursuant to clause (a) of Section 5.1.1, be submitted to the Company at least 12 months prior to the specified date; and (d) specify a new distribution commencement date that is no earlier than five years after the date distribution would otherwise have commenced. For purposes hereof, if the “specified date” referred to in clause (a) of Section 5.1.1 is a Plan Year rather than a specified date within a Plan Year, the “specified date” shall be deemed to be the first day of the Plan Year.
     Section 5.4. Exception to Payment Terms. Notwithstanding anything in this Article 5 or a Participant’s Deferral Election Agreement to the contrary, the following terms, if applicable, shall apply to the payment of a Participant’s Elective Deferral Accounts and Company Contribution Accounts.

     5.4.1. Death.
     (a) Death After Benefit Commencement. In the event a Participant dies after distribution of an Account has commenced to him or her pursuant to Section 5.1 or 5.2 (as may be modified by Section 5.3), the Participant’s remaining Account balance, if any, shall be paid to the Participant’s Beneficiary in the same manner the Account would have been paid to the Participant had the Participant survived.
     (b) Death Prior to Benefit Commencement. In the event a Participant dies prior to the date on which distribution of an Account has commenced to him or her pursuant to Section 5.1 or 5.2 (as may be modified by Section 5.3), the Participant’s Account shall be paid to the Participant’s Beneficiary in a lump sum as soon as administratively reasonable following the Participant’s death.
     (c) Designation by Participant. Each Participant has the right to designate primary and contingent Beneficiaries for death benefits payable under the Plan. Such Beneficiaries may be individuals or trusts for the benefit of individuals. A Beneficiary designation by a Participant shall be in writing on a form acceptable to the Committee and shall only be effective upon delivery to the Company. A Beneficiary designation may be revoked by a Participant at any time by delivering to the Company either written notice of revocation or a new Beneficiary designation form. The Beneficiary designation form last delivered to the Company prior to the death of a Participant shall control.
     (d) Failure to Designate Beneficiary. In the event there is no Beneficiary designation on file with Company at the Participant’s death, or if all Beneficiaries designated by a Participant have predeceased the Participant, any benefits payable pursuant to this Section 5.4.1 will be paid to the Participant’s surviving spouse, if living; or if the Participant does not leave a surviving spouse, to the Participant’s surviving issue by right of representation; or, if there are no such surviving issue, to the Participant’s estate. In the event there are benefits remaining unpaid at the death of a Beneficiary and no successor Beneficiary has been designated by the Participant, the remaining balance of such benefit will be paid to the deceased Beneficiary’s estate.
     5.4.2. Separation from Service. If a Participant has a Separation from Service other than due to Retirement or death, the Participant shall receive the balance in each of his or her Accounts in the form of monthly installments over a five-year period. Payments pursuant to this Section 5.4.2 shall commence as soon as administratively reasonable following the date on which the Participant has a Separation from Service.
     5.4.3. Small Account Balances. If the aggregate balance of all of a Participant’s Accounts to be distributed on Separation from Service pursuant to Section 5.1, 5.2 , 5.3 or 5.4.2 (determined at the time of such separation) is less than $10,000, then the Accounts will be distributed to the Participant in a lump as soon as administratively reasonable following the Separation from Service.
     5.4.4. Delay in Distributions
     (a) If the Participant is a Specified Employee, any Plan distributions that are otherwise to commence on the Participant’s Separation from Service shall commence as soon as administratively reasonable after the six month anniversary of the Participant’s Separation from Service, or if earlier, the Participant’s death.
     (b) The Company shall delay the distribution of any amount otherwise required to be distributed under the Plan if, and to the extent that, the Company reasonably anticipates that the Company’s deduction with respect to such distribution otherwise would be limited or eliminated by application of Section 162(m) of the Code. In such event, the distribution will be made at the earliest date on which the Company reasonably anticipates that the deduction of the distribution will not be limited or eliminated by Section 162(m) of the Code.
     (c) The Company shall delay the distribution of any amount otherwise required to be distributed under the Plan if, and to the extent that, the Company reasonably anticipates that the making of the distribution would violate Federal securities laws or other applicable law. In such event, the distribution will be made at the earliest date on which the Company reasonably anticipates that the making of the distribution will not cause such a violation.
     5.4.5. Acceleration of Distributions. All or a portion of a Participant’s Accounts may be distributed at an earlier time and in a different form than specified in this Article 5:
     (a) As may be necessary to fulfill a Qualified Domestic Relations Order or a certificate of divestiture (as defined in Code Section 1043(b)(2)).
     (b) If the Participant or Beneficiary has an unforeseeable emergency. For these purposes an “unforeseeable emergency” is a severe financial hardship of the Participant or Beneficiary, resulting from an illness or accident of the Participant or Beneficiary, the Participant’s or Beneficiary’s spouse, or the Participant’s or Beneficiary’s dependent (as defined in Section 152(a) of the Code), loss of the Participant’s or Beneficiary’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example, not as a result of a natural disaster); or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant or Beneficiary. For example, the imminent foreclosure of or eviction from the Participant’s or Beneficiary’s primary residence may constitute an unforeseeable emergency. In addition, the need to pay for medical expenses, including non-refundable deductibles, as well as for the cost of prescription drug medication, may constitute an unforeseeable emergency. Finally, the need to pay for funeral expenses of a spouse or a dependent (as defined in Section 152(a) of the Code) may also constitute an unforeseeable emergency. Except as otherwise provided in this paragraph (b), the purchase of a home and the payment of college tuition are not unforeseeable emergencies. Whether a Participant or Beneficiary is faced with an unforeseeable emergency permitting a distribution under this paragraph (b) is to be determined based on the relevant facts and circumstances of each case, but, in any case a distribution on account of an unforeseeable emergency may not be made to the extent that such emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not cause severe financial hardship, or by cessation of Elective Deferrals.
     Distributions because of an unforeseeable emergency must be limited to the amount reasonably necessary to satisfy the emergency need (which may include amounts necessary to pay any Federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution). Determinations of the amounts reasonably necessary to satisfy the emergency need must take into account any additional compensation that is available due to the Participant’s cancellation of a Deferral Election Agreement due to unforeseeable emergency pursuant to Section 4.1.1.
     (c) Pursuant to an election entered into in the 2005 Plan Year according to the terms set forth in this paragraph (c). Any Participant who has not Separated from Service prior to November 1, 2005, and who has entered into a Deferral Election Agreement under the Plan prior to that date, may enter into an election during the 2005 Plan Year (the “2005 Cash-out Election”) to terminate any such Deferral Election Agreement and receive a lump sum distribution in the 2005 Plan Year of the Elective Deferral Account established under it. In order to be effective, the 2005 Cash-out Election must be completed and submitted to the Company at the time and in the manner specified by the Committee.
     Section 5.5. Determination of Amount of Installment Payment. An Account to be distributed in the form of installments will be credited with gains and losses pursuant to Section 4.2 during the payout period. The dollar amount of each installment payment will be determined as follows. For the first Plan Year in which installment payments are to be made, the Account balance will be determined as of the distribution commencement date (taking into account any Elective Deferrals, vested Company contributions and gains and losses credited to the Account pursuant to Section 4.2 as of such date). For this year, the amount of each installment payment will be determined by dividing the Account balance, as so determined, by the total number of months that installment payments are required to be made to exhaust the Account. For each Plan Year thereafter, the dollar amount of each installment payment to be paid during the Plan Year will be determined once during the year, at the beginning of the Plan Year (the “Valuation Date”), by dividing the Account balance, determined as of the Valuation Date (taking into account gains and losses credited to the Account pursuant to Section 4.2 and payments that have been made from the Account as of such Valuation Date), by the total number of months remaining, determined as of such Valuation Date, that installment payments are required to be made to exhaust the Account.

     ARTICLE 6. SPECIAL RULES FOR DEFERRED STOCK UNIT ACCOUNTS
     Article 5 of the Plan, as in effect prior to the Restatement Date, permitted certain Participants to defer the gain they otherwise would have realized on the exercise of stock options granted to them by the Company and to convert that gain to the right to receive Stock at a future date, expressed in terms of Stock Units. Each deferral of Stock Units by a Participant was credited to a separate Deferred Stock Unit Account maintained by the Company on the Participant’s behalf under the Plan, which Account is credited with dividend equivalents in the manner determined by the Committee and distributed to the Participant at the time and manner elected by the Participant, subject to the terms of the Plan. Effective December 31, 2004, all deferrals of stock option gains ceased and no new Deferred Stock Unit Accounts were permitted to be established under the Plan. The Company shall continue to maintain and administer the Deferred Stock Unit Accounts established prior to the Restatement Date according to Article 5 of the Plan as in effect immediately prior to the Restatement Date. The Deferred Stock Unit Accounts shall be treated as grandfathered under, and therefore not subject to, Section 409A of the Code.
     ARTICLE 7. CHANGE IN CONTROL PROVISIONS
     Section 7.1. Application of Article 7. To the extent applicable, the provisions of this Article 7 relating to an Event of change in control of the Company shall control, notwithstanding any other provisions of the Plan to the contrary, and shall supersede any other provisions of the Plan to the extent inconsistent with the provisions of this Article 7.
     Section 7.2. Payments to and by the Trust. Pursuant to the terms of the Trust, the Company is required to make certain payments to the Trust if an Event occurs or if the Company determines that it is probable that an Event may occur. The obligation of the Company to make such payments shall be considered an obligation under the Plan, and the provisions of the Trust related thereto are hereby incorporated in the Plan by reference; provided, however, that such obligation shall at all times be and remain subject to the terms of the Trust as in effect from time to time.
     Section 7.3. Legal Fees and Expenses. The Company shall reimburse a Participant or his or her Beneficiary for all reasonable legal fees and expenses incurred by such Participant or Beneficiary after the date of an Event in seeking to obtain any right or benefit provided by the Plan.
     Section 7.4. Late Payment and Additional Payment Provisions. If after the date of an Event there is a delay in the payment of any benefit under the Plan, each amount otherwise payable to any Participant or Beneficiary, adjusted for gains and losses pursuant to Section 4.2, shall be credited with interest at the rate of five percent per year, compounded quarterly, from the date on which the distribution was required to be made under the terms of the Plan until the actual date of the distribution. In the event that this interest is to be credited for some period less than a full calendar quarter, the interest shall be determined and compounded for the fractional quarter. This interest represents a late payment penalty for the delay in payment and is intended to supplement any other gains credited to a Participant’s Account under the Plan pursuant to Section 4.2.
     In the event that payment of benefits has commenced to a Participant or Beneficiary prior to the date of an Event, then the date on which distribution was required to be made under the terms of the Plan shall be determined with reference to the payment provision that was in effect prior to the date of the Event. No adjustment may be made to any payment form which was in effect prior to the date of an Event with respect to any Account which would have the effect of delaying payments otherwise to be made under the payment form or otherwise increasing the period of time over which payments are to be made, except as elected by the Participant.
     Any benefit payments made by the Company after the date on which a benefit distribution was required to be made under the terms of the Plan shall be applied first against the first due of such benefit distributions (with application first against any applicable late payment penalty and next against the benefit amount itself) until fully paid, and next against the next due of such payments in the same manner, and so forth, for purposes of calculating the late payment penalties hereunder.
     Participants and their Beneficiaries shall be entitled to benefit payment under the Plan plus the late payment penalty referred to hereinabove first from the Trust and secondarily from the Company, as otherwise provided in Section 7.2.
     ARTICLE 8. FUNDING
     Section 8.1. Source of Benefits. All benefits under the Plan shall be paid when due by the Company out of its assets or from the Trust.
     Section 8.2. No Claim on Specific Assets. No Participant shall be deemed to have, by virtue of being a Participant in the Plan, any claim on any specific assets of the Company such that the Participant would be subject to income taxation on his or her benefits under the Plan prior to distribution and the rights of Participants and Beneficiaries to benefits to which they are otherwise entitled under the Plan shall be those of an unsecured general creditor of the Company.
     ARTICLE 9. ADMINISTRATION
     Section 9.1. Administration. The Plan shall be administered by the Committee. The Company shall bear all administrative costs of the Plan other than those specifically charged to a Participant or Beneficiary.
     Section 9.2. Powers of Committee. In addition to the other powers granted under the Plan, the Committee shall have all powers necessary to administer the Plan, including, without limitation, powers to:
     (a) interpret the provisions of the Plan;

     (b) establish and revise the method of accounting for the Plan and to maintain the Accounts; and
     (c) establish rules for the administration of the Plan and to prescribe any forms required to administer the Plan.
     Section 9.3. Actions of the Committee. Except as modified by the Board, the Committee (including any person or entity to whom the Committee has delegated duties, responsibilities or authority, to the extent of such delegation) has total and complete discretionary authority to determine conclusively for all parties all questions arising in the administration of the Plan, to interpret and construe the terms of the Plan, and to determine all questions of eligibility and status of employees, Participants and Beneficiaries under the Plan and their respective interests. Subject to the claims procedures of Section 9.6, all determinations, interpretations, rules and decisions of the Committee (including those made or established by any person or entity to whom the Committee has delegated duties, responsibilities or authority, if made or established pursuant to such delegation) are conclusive and binding upon all persons having or claiming to have any interest or right under the Plan.
     Section 9.4. Delegation. The Committee, or any officer designated by the Committee, shall have the power to delegate specific duties and responsibilities to officers or other employees of the Company or other individuals or entities. Any delegation may be rescinded by the Committee at any time. Each person or entity to whom a duty or responsibility has been delegated shall be responsible for the exercise of such duty or responsibility and shall not be responsible for any act or failure to act of any other person or entity.
     Section 9.5. Reports and Records. The Committee, and those to whom the Committee has delegated duties under the Plan, shall keep records of all their proceedings and actions and shall maintain books of account, records, and other data as shall be necessary for the proper administration of the Plan and for compliance with applicable law.
     Section 9.6. Claims Procedure. The Committee shall notify a Participant in writing within 90 days of the Participant’s written application for benefits of his or her eligibility or non-eligibility for benefits under the Plan. If the Committee determines that a Participant is not eligible for benefits or full benefits, the notice shall set forth: (a) the specific reasons for such denial; (b) a specific reference to the provision of the Plan on which the denial is based; (c) a description of any additional information or material necessary for the claimant to perfect his or her claim, and a description of why it is needed; and (d) an explanation of the Plan’s claims review procedure and other appropriate information as to the steps to be taken if the Participant wishes to have his or her claim reviewed. If the Committee determines that there are special circumstances requiring additional time to make a decision, the Committee shall notify the Participant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional 90-day period. If a Participant is determined by the Committee to be not eligible for benefits, or if the Participant believes that he or she is entitled to greater or different benefits, the Participant shall have the opportunity to have his or her claim reviewed by the Committee by filing a petition for review with the Committee within 60 days after receipt by the Participant of the notice issued by the Committee. If a Participant does not appeal on time, the Participant will lose the right to appeal the denial and the right to file suit under ERISA, and the Participant will have failed to exhaust the Plan’s internal administrative appeal process, which is generally a prerequisite to bringing suit. Said petition shall state the specific reasons the Participant believes he or she is entitled to benefits or greater or different benefits. Within 60 days after receipt by the Committee of said petition, the Committee shall afford the Participant (and his or her counsel, if any) an opportunity to present the Participant’s position to the Committee orally or in writing, and the Participant (or his or her counsel) shall have the right to review the pertinent documents, and the Committee shall notify the Participant of its decision in writing within said 60-day period, stating specifically the basis of the decision written in a manner calculated to be understood by the Participant and the specific provisions of the Plan on which the decision is based. If, because of the need for a hearing, the 60-day period is not sufficient, the decision may be deferred for up to another 60-day period at the election of the Committee, but notice of this deferral shall be given to the Participant. In the event an appeal of a denial of a claim for benefits is denied, any lawsuit to challenge the denial of such claim must be brought within one year of the date the Committee has rendered a final decision on the appeal.
     ARTICLE 10. AMENDMENTS AND TERMINATION
     Section 10.1. Amendments. The Company, by action of the Compensation Committee of the Board, or the Chief Executive Officer or the Senior Vice President of Human Resources of the Company, to the extent authorized by the Compensation Committee of the Board, may amend the Plan, in whole or in part, at any time and from time to time. Any such amendment shall be filed with the Plan documents. No amendment, however, may be effective to reduce a Participant’s vested Account balances immediately before the date of such amendment, except that the Company may change investment funds pursuant to Section 4.2.
     Section 10.2. Termination. The Company expects the Plan to be permanent, but necessarily must, and hereby does, reserve the right to terminate the Plan at any time by action of the Board. Upon termination of the Plan, all Elective Deferrals and Company contributions will cease and no future Elective Deferrals or Company contributions will be made. Termination of the Plan shall not operate to eliminate or reduce a Participant’s vested Account balances.
     If the Plan is terminated, payments from the Accounts of all Participants and Beneficiaries shall be made at the time and in the manner specified in Article 5 and 6.

     ARTICLE 11. MISCELLANEOUS
     Section 11.1. No Guarantee of Employment or Contract to Perform Services. Neither the adoption and maintenance of the Plan nor the execution by the Company of a Deferral Election Agreement with any Participant shall be deemed to be a contract of employment or for the performance of services between the Company and any Participant. Nothing contained herein shall give any Participant the right to be retained in the employ of the Company or to perform services for the Company, or to interfere with the right of the Company to discharge any Participant at any time; nor shall it give the Company the right to require any Participant to remain in its employ or to perform services for it or to interfere with the Participant’s right to terminate his or her employment or performance of services at any time.
     Section 11.2. Release. Any payment of benefits to or for the benefit of a Participant or a Participant’s Beneficiary that is made in good faith by the Company in accordance with the Company’s interpretation of its obligations under the Plan shall be in full satisfaction of all claims against the Company for benefits under the Plan to the extent of such payment.
     Section 11.3. Notices. Any notice permitted or required under the Plan shall be in writing and shall be hand-delivered or sent, postage prepaid, by first class mail, or by certified or registered mail with return receipt requested, to the principal office of the Company, if to the Company, or to the address last shown on the records of the Company, if to a Participant or Beneficiary. Any such notice shall be effective as of the date of hand-delivery or mailing.
     Section 11.4. Nonalienation. No benefit payable at any time under the Plan shall be subject in any manner to alienation, sale, transfer, assignment, pledge, levy, attachment, or encumbrance of any kind by any Participant or Beneficiary, except with respect to a Qualified Domestic Relations Order.
     Section 11.5. Tax Liability. The Company may withhold from any payment of benefits or other compensation payable to a Participant or Beneficiary, or the Company may direct the trustee of the Trust to withhold from any payment of benefits to a Participant or Beneficiary, such amounts as the Company determines are reasonably necessary to pay any taxes or other amounts required to be withheld under applicable law.
     Section 11.6. Captions. Article and section headings and captions are provided for purposes of reference and convenience only and shall not be relied upon in any way to construe, define, modify, limit, or extend the scope of any provision of the Plan.
     Section 11.7. Applicable Law. The Plan and all rights hereunder shall be governed by and construed according to the laws of the State of Minnesota, except to the extent such laws are preempted by the laws of the United States of America.

     Section 11.8. Invalidity of Certain Provisions. If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan and the Plan shall be construed and enforced as if such provision had not been included.
     Section 11.9. No Other Agreements. The terms and conditions set forth herein constitute the entire understanding of the Company and the Participants with respect to the matters addressed herein.
     Section 11.10. Incapacity. In the event that any Participant is unable to care for his or her affairs because of illness or accident, any payment due may be paid to the Participant’s spouse, parent, brother, sister or other person deemed by the Committee to have incurred expenses for the care of such Participant, unless a duly qualified guardian or other legal representative has been appointed.
     Section 11.11. Payment Made as Soon as Administratively Reasonable. For purposes of the Plan, a payment will be deemed to be made as soon as administratively reasonable after a date if it is made within the same calendar year as such date, or, if later, by the 15th day of the third calendar month following such date.
     Section 11.12. Electronic Media. Notwithstanding anything in the Plan to the contrary, but subject to the requirements of ERISA, the Code, or other applicable law, any action or communication otherwise required to be taken or made in writing by a Participant or Beneficiary or by the Company or Committee shall be effective if accomplished by another method or methods required or made available by the Company or Committee, or their agent, with respect to that action or communication, including e-mail, telephone response systems, intranet systems, or the Internet.

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